P.E. 2/19/02

02014987

RECD S.E.C.
FEB 19 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 19, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Elimâenkatu 22
SF-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosures:

1. **Stock Exchange Release dated February 15, 2002: "INSTRUMENTARIUM DIVESTS HOSPITAL FURNITURE BUSINESS MERIVAARA".**

STOCK EXCHANGE RELEASE 04/02

February 15, 2002

INSTRUMENTARIUM DIVESTS HOSPITAL FURNITURE BUSINESS MERIVAARA

Helsinki - Instrumentarium announced today that it has entered into an agreement to sell certain assets and operations of Merivaara to a management-led group backed by venture capital company 3i. The operations of Merivaara to be divested include the development, manufacture, marketing and sales of hospital furniture in Finland and Norway. In Norway, sales and support of anesthesia and critical care products and services will be continued by Datex-Ohmeda.

The annual sales of the businesses to be divested amounted to approximately EUR 23 million in 2001. The Merivaara companies and operations concerned employed approximately 135 people in 2001.

This divestment further improves Instrumentarium's corporate focus. "I am pleased to announce an agreement which helps secure independent development of Merivaara. As a consequence of this agreement, all of Instrumentarium's medical technology divisions are now focussed entirely on global market opportunities," commented Olli Riikkala, President and CEO of Instrumentarium.

The divestiture is expected to close March 1, 2002.

About Instrumentarium

Instrumentarium is a leading international medical technology company, operating in Anesthesia and Critical Care (Datex-Ohmeda), Medical Equipment and Optical Retail. In 2001, Instrumentarium had sales of EUR 1,025 million and employed approximately 5,300 professionals worldwide. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com.

Contact:

Instrumentarium Corporation
Sean Donovan, Director, Investor Relations
Tel. +358 10 394 3645
sean.donovan@instrumentarium.fi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: February 19, 2002

By: /s/ MATTI SALMIVUORI
Matti Salmivuori
Chief Executive Officer

Date: February 19, 2002

By: /s/ JUHANI LASSILA
Juhani Lassila
Group Treasurer

LNDOCS01/63877.6